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                                  SCHEDULE 13D
                                 (RULE 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                                 PHAR-MOR, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   717113-10-3
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                                 (CUSIP number)

                                 ROBERT H. STONE
                               AVATEX CORPORATION
                              AVATEX FUNDING, INC.
                             M & A INVESTMENTS, INC.
                    5910 NORTH CENTRAL EXPRESSWAY, SUITE 1780
                               DALLAS, TEXAS 75206
                                 (214) 365-7453
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 AUGUST 22, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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           CUSIP No. 717113-10-3                         Page 2 of 6 pages
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         1             Names of Reporting Persons/I.R.S.                                       AVATEX CORPORATION
                       Identification Nos. of Above Persons (Entities Only:)                   25-1425889
---------------------- ---------------------------------------------------------------------------------------------
         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]
---------------------- ---------------------------------------------------------------------------------------------
         3             SEC Use Only
---------------------- ---------------------------------------------------------------------------------------------
         4             Source of Funds (See Instructions):                                                     WC
---------------------- ---------------------------------------------------------------------------------------------
         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                         [ ]
---------------------- ---------------------------------------------------------------------------------------------
         6             Citizenship or Place of Organization                                             DELAWARE
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                            7       Sole Voting Power:                                                  1,224,402
  Number of           ------------ ---------------------------------------------------------------------------------
    Shares                  8       Shared Voting Power:                                                3,824,033
 Beneficially         ------------ ---------------------------------------------------------------------------------
   Owned by                 9       Sole Dispositive Power:                                             1,224,402
Each Reporting        ------------ ---------------------------------------------------------------------------------
 Person With               10       Shared Dispositive Power:                                           3,824,033
---------------------- ---------------------------------------------------------------------------------------------
        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                        5,048,435
---------------------- ---------------------------------------------------------------------------------------------
        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                     [ ]
---------------------- ---------------------------------------------------------------------------------------------
        13             Percent of Class Represented by Amount in Row (11):                                  40.9%
---------------------- ---------------------------------------------------------------------------------------------
        14             Type of Reporting Person:                                                               CO
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                                       2

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           CUSIP No. 717113-10-3                         Page 3 of 6 pages
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         1             Names of Reporting Persons/I.R.S.                                       AVATEX FUNDING, INC.
                       Identification Nos. of Above Persons (Entities Only:)                   75-2832486
---------------------- ---------------------------------------------------------------------------------------------
         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]
---------------------- ---------------------------------------------------------------------------------------------
         3             SEC Use Only
---------------------- ---------------------------------------------------------------------------------------------
         4             Source of Funds (See Instructions):                                                     OO
---------------------- ---------------------------------------------------------------------------------------------
         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                         [ ]
---------------------- ---------------------------------------------------------------------------------------------
         6             Citizenship or Place of Organization                                             DELAWARE
---------------------- ---------------------------------------------------------------------------------------------
                            7       Sole Voting Power:                                                          0
  Number of           ------------ ---------------------------------------------------------------------------------
    Shares                  8       Shared Voting Power:                                                3,571,533
 Beneficially         ------------ ---------------------------------------------------------------------------------
   Owned by                 9       Sole Dispositive Power:                                                     0
Each Reporting        ------------ ---------------------------------------------------------------------------------
 Person With               10       Shared Dispositive Power:                                           3,571,533
---------------------- ---------------------------------------------------------------------------------------------
        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                        3,571,533
---------------------- ---------------------------------------------------------------------------------------------
        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                     [ ]
---------------------- ---------------------------------------------------------------------------------------------
        13             Percent of Class Represented by Amount in Row (11):                                  29.0%
---------------------- ---------------------------------------------------------------------------------------------
        14             Type of Reporting Person:                                                               CO
---------------------- ---------------------------------------------------------------------------------------------


                                       3

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           CUSIP No. 717113-10-3                         Page 4 of 6 pages
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         1             Names of Reporting Persons/I.R.S.                                       M&A INVESTMENTS, INC.
                       Identification Nos. of Above Persons (Entities Only:)                   75-2521295
---------------------- ---------------------------------------------------------------------------------------------
         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]
---------------------- ---------------------------------------------------------------------------------------------
         3             SEC Use Only
---------------------- ---------------------------------------------------------------------------------------------
         4             Source of Funds (See Instructions):                                                     WC
---------------------- ---------------------------------------------------------------------------------------------
         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                         [ ]
---------------------- ---------------------------------------------------------------------------------------------
         6             Citizenship or Place of Organization                                             DELAWARE
---------------------- ---------------------------------------------------------------------------------------------
                            7       Sole Voting Power:                                                          0
  Number of           ------------ ---------------------------------------------------------------------------------
    Shares                  8       Shared Voting Power:                                                  252,500
 Beneficially         ------------ ---------------------------------------------------------------------------------
   Owned by                 9       Sole Dispositive Power:                                                     0
Each Reporting        ------------ ---------------------------------------------------------------------------------
 Person With               10       Shared Dispositive Power:                                             252,500
---------------------- ---------------------------------------------------------------------------------------------
        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                          252,500
---------------------- ---------------------------------------------------------------------------------------------
        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                     [ ]
---------------------- ---------------------------------------------------------------------------------------------
        13             Percent of Class Represented by Amount in Row (11):                                  2.05%
---------------------- ---------------------------------------------------------------------------------------------
        14             Type of Reporting Person:                                                               CO
---------------------- ---------------------------------------------------------------------------------------------

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           CUSIP No. 717113-10-3                         Page 5 of 6 pages
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         This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 29, 1997, as amended by Amendment No. 1 thereto filed on August 17, 2000, by Avatex Corporation, a Delaware corporation ("Avatex"), Avatex Funding, Inc., a Delaware corporation ("Funding"), and M&A Investments, Inc., a Delaware corporation ("M&A"), with respect to their ownership of common stock, par value $0.01 per share ("Common Stock"), of Phar-Mor, Inc. ("Phar-Mor"). Avatex, Funding and M&A are referred to collectively as the "Reporting Persons."

         Item 5.           Interest in Securities of the Issuer.
                           ------------------------------------

         (a) As of the date of this Amendment No. 2, Avatex beneficially owns 5,048,435 shares of Common Stock, which consists of (i) 1,132,500 shares of Common Stock owned by Avatex, (ii) 91,902 shares underlying warrants to purchase Common Stock owned by Avatex, (iii) 3,571,533 shares of Common Stock owned by Funding, and (iv) 252,500 shares of Common Stock owned by M&A. Based upon 12,240,865 shares of Common Stock outstanding as of April 13, 2000, as set forth in Phar-Mor's Report on Form 10-Q for the fiscal quarter ended April 1, 2000, plus 91,902 shares beneficially owned by Avatex described in subsection (a) of this Item 5 that would be issued upon the exercise of warrants held by Avatex, Avatex beneficially owns approximately 40.9% of Phar-Mor's outstanding Common Stock, Funding beneficially owns approximately 29.0% of Phar-Mor's outstanding Common Stock and M&A beneficially owns approximately 2.05% of Phar-Mor's outstanding Common Stock.

         (b) Avatex has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 1,132,500 shares of Common Stock owned by Avatex and 91,902 shares underlying warrants to purchase Common Stock owned by Avatex. Avatex and Funding have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 3,571,533 shares of Common Stock owned by Funding. Avatex and M&A have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 252,500 shares of Common Stock owned by M&A.

                  (c) Since the filing of Amendment No. 1 to Schedule 13D on August 17, 2000, M&A purchased a total of 122,500 shares of Common Stock on the Nasdaq National Market as follows:

                  Trade Date         No. of Shares            Price per Share
                  ----------         -------------            ---------------

                  08/17/00                  50,000                   $ 1.3750
                  08/18/00                  62,500                     1.3000
                  08/21/00                   5,000                     1.2500
                  08/22/00                   5,000                     1.2500

                  Total:                   122,500

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           CUSIP No. 717113-10-3                         Page 6 of 6 pages
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         The Reporting Persons have not effected any other transactions involving Common Stock since August 17, 2000.

                                   Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 23, 2000.

                                       Avatex Corporation
                                       Avatex Funding, Inc.
                                       M & A Investments, Inc.



                                       By: /s/ Abbey J. Butler
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                                           Abbey J. Butler
                                           Co-Chief Executive Officer